UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 12)*

Under the Securities Exchange Act of 1934

PROTOKINETIX, INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0000053 per share
(Title of Class of Securities)

743722100
(CUSIP Number)

Clarence E. Smith
1845 County Road #214
St. Augustine, Florida  32084

304-299-5070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2019
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
Clarence E. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
86,777,434[1]

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
86,777,434

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,777,434

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_________________
1 Includes 61,353,833 shares of common stock held by Mr. Smith personally; 6,073,601 shares held in Mr. Smith’s trust; 1,850,000 held in Mr. Smith’s retirement account; and 17,500,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.

This Amendment No. 12 to Schedule 13D, dated April 15, 2019 (this “Amendment No. 12”), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the “Original 13D”), Amendment No. 1 to the Original 13D originally filed on July 8, 2015, Amendment No. 2 to the Original 13D originally filed on May 5, 2016, Amendment No. 3 to the Original 13D originally filed on July 11, 2016, Amendment No. 4 to the Original 13D originally filed on September 19, 2016, Amendment No. 5 to the Original 13D originally filed on November 7, 2016, Amendment No. 6 to the Original 13D originally filed on December 7, 2016, Amendment No. 7 to the Original 13D originally filed on December 22, 2016, Amendment No. 8 to the Original 13D originally filed on December 23, 2016, Amendment No. 9 to Schedule 13D, originally filed on January 17, 2018, Amendment No. 10 to Schedule 13D, originally filed on June 12, 2018, and Amendment No. 11 to Schedule 13D, originally filed on January 17, 2019.  This Amendment No. 12 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated (“ProtoKinetix” or the “Company”).  This Amendment No. 12 is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to acquisitions by Mr. Smith of common stock of ProtoKinetix.  Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1.  SECURITY AND ISSUER

The principal executive offices of ProtoKinetix are presently located at 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 2.  IDENTITY AND BACKGROUND

(c) Oil and gas industry entrepreneur. Mr. Smith’s primary occupation is President, Chief Executive Officer and Director of ProtoKinetix.  ProtoKinetix’s principal address is 412 Mulberry Street, Marietta, Ohio 45750.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 4, 2019, Mr. Smith purchased 500,000 shares of common stock of the Company a price of $0.06 per share in a private placement for total proceeds of $30,000.00 to the Company.

On March 5, 2019, Mr. Smith’s trust purchased a total of 50,000 shares of common stock of the Company on the open market at a price per share of $0.075 per share for a total amount of $3,750 and on March 22, 2019 purchased a total of 34,700 shares of common stock of the Company on the open market at a price per share of $0.06 per share for a total amount of $2,082.  On March 26, 2019, Mr. Smith’s trust purchased 40,300 shares of common stock of the Company on the open market at between $0.05 and $0.07 per share for a total amount of $3,288.  On March 27, 2019, Mr. Smith’s trust purchased 15,000 shares of common stock of the Company on the open market at $0.07 per share for a total amount of $1,050; on March 28, 2019 Mr. Smith’s trust purchased 118,700 shares at between $0.07 and $0.08 per share for a total amount of $8,809; and on March 29, 2019, Mr. Smith’s trust purchased 60,000 shares at $0.075 per share for a total amount of $4,506.

On April 1, 2019, Mr. Smith purchased 2,000,000 shares of common stock of the Company a price of $0.05 per share in a private placement for total proceeds of $100,000 to the Company.

Also on April 1, 2019, Mr. Smith’s trust purchased a total of 71,300 shares of common stock of the Company on the open market at a price per share between $0.07 and $0.08 for a total amount of $5,336 and on April 2, 2019, purchased a total of 22,000 shares of common stock of the Company on the open market at a price per share between $0.07 and $0.08 per share for a total amount of $2,334.  On April 3, 2019, Mr. Smith’s trust purchased a total of 10,000 shares of common stock of the Company on the open market at a price of $0.08 per share for a total amount of $800; on April 4, 2019, purchased a total of 10,000 shares of common stock of the Company on the open market at a price of $0.8 per share for a total amount of $800; and on April 5, 2019, purchased a total of 60,000 at $0.06 per share for a total amount of $3,600.

On April 8, 2019, Mr. Smith’s trust purchased a total of 146,667 shares of common stock of the Company on the open market at a price per share of $0.06 for a total amount of $8,800; on April 9, 2019, purchased a total of 162,000 shares of common stock of the Company on the open market at a price between $0.06 and $0.07 per share for a total amount of $11,363; and on April 10, 2019, purchased a total of 160,909 at a price between $0.06 and $0.07 per share for a total amount of $11,210.  On April 11, 2019, Mr. Smith’s trust purchased a total of 28,000 shares of common stock of the Company on the open market at a price between $0.06 and $0.07 per share for a total amount of $1,852 and on April 15, 2019, purchased a total of 53,000 shares of common stock of the Company on the open market at a price between $0.06 and $0.07 per share for a total amount of $3,618.

ITEM 4.  PURPOSE OF THE TRANSACTION

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Smith beneficially owns 86,777,434 shares of common stock of ProtoKinetix which amounts to approximately 30.8% of the total number of common shares currently outstanding, of which 61,353,833 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 6,073,601  shares are owned indirectly by Mr. Smith through his trust, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and 17,500,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.
(b) Mr. Smith has sole voting and dispositive power over 86,777,434 shares of common stock of ProtoKinetix.
(c) Please see Item 3 above for a description of securities transactions.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.
(e) Not applicable.
ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2019	/s/ Clarence E. Smith
Clarence E. Smith